Exhibit 1.01

USA Technologies, Inc.
Conflict Minerals Report
For the Calendar Year Ended December 31, 2018

This Conflict Minerals Report of USA Technologies, Inc. (this “Report”) has been prepared for the calendar year ended December 31, 2018 pursuant to Section 13(p) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13p-1 and Form SD promulgated under the Exchange Act (collectively, the “Rule”). The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products containing the minerals specified in the Rule which are necessary to the functionality or production of those products. The specified minerals, referred to as “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives, which are limited to tantalum, tin and tungsten.

Certain Conflict Minerals are necessary to the functionality or production of equipment that was sold or rented to our customers during calendar year 2018. Such equipment is referred to in this Report as “Covered Products.” As a result, the Company has conducted in good faith a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine if the Conflict Minerals contained in the Covered Products originated in the “Covered Countries,” which are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

1.	Products

All of the Covered Products are manufactured for the Company by contract manufacturers. Descriptions of our Covered Products are provided below.

ePort® is the Company’s core device, which is currently being utilized in self-service, unattended markets such as vending, amusement and arcade, and various other kiosk applications. Our ePort product facilitates cashless payments by capturing payment information and transmitting it to our network for authorization with the payment system (e.g., credit card processors).  Additional capabilities of our ePort consist of control/access management by authorized users, collection of audit information (e.g., date and time of sale and sales amount), diagnostic information of the host equipment, and transmission of this data back to our network for web-based reporting, or to a compatible remote management system. Our ePort products include the following:

•	The ePort Edge®, a one-piece design which is intended for those customers who require a magnetic swipe-only cashless system with basic features.
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The ePort G-9, a two-piece design that supports traditional magnetic stripe credit/debit cards and contactless cards and offers enhanced acceptance options, consumer engagement offerings and advanced diagnostics.

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The ePort G10-S, a 4G LTE cashless payment device that enables faster processing and enhanced functionality for payment and consumer engagement applications that require higher speeds and large data loads.

•	The Seed Cashless kit, which is also a 4G LTE cashless payment device that offers all the features offered by the ePort G10-S, but is designed to operate on a different wireless network.
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The ePort Interactive, a cloud-based interactive media and content delivery management system which enables the delivery of nutritional information, remote refunds, loyalty programs, and multimedia-marketing for the unattended and self-serve retail markets.

2.	Reasonable Country of Origin Inquiry

The Company has conducted in good faith an RCOI regarding the Conflict Minerals contained in the Covered Products. This good faith RCOI was designed to reasonably determine whether any of the Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources.

There are third parties in the supply chain between the ultimate contract manufacturer of the Covered Products and the original sources of the Conflict Minerals contained in such Covered Products. The Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its contract manufacturers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.

Our RCOI consisted of submitting the Conflict-Free Sourcing Initiative (CFSI) Conflict Minerals Reporting Template (“CMRT”) to our contract manufacturers in calendar year 2018. We have been informed by five of our contract manufacturers that certain of the Conflict Minerals used in the Covered Products originated in the Covered Countries. We have contacted all of our contract manufacturers as part of our due diligence process and will continue to follow up with any contract manufacturer that has not responded as of the date hereof.

Based on the RCOI, we were unable to determine the origin of all Conflict Minerals used in our Covered Products, the facilities used to process them, their country of origin, and their mine or location of origin. However, we have identified no information from our contract manufacturers indicating that the Conflict Minerals that are necessary to the functionality or production of our Covered Products that we contracted to manufacture during calendar year 2018 directly or indirectly financed or benefitted armed groups, as such term is defined in the Rule (“Armed Groups”), in the Covered Countries.

3.	Due Diligence Process

In an effort to mitigate the risk that the necessary Conflict Minerals finance or benefit Armed Groups in the Covered Countries, we expect to continue to engage with our contract manufacturers to obtain current, accurate and complete information about their supply chains by submitting the CMRT to our contract manufacturers. If we become aware of a contract manufacturer who does not respond to our inquiries regarding its supply chain, we would explore the possibility of seeking alternative sources of supply for the Covered Products.

4.	Conclusion

After taking the measures described in Section 2 above, the Company was unable to determine whether the Covered Products qualify as “DRC conflict free,” as defined under the Rule. Accordingly, the Company has reasonably determined that each of its Covered Products is “DRC conflict undeterminable,” as defined in the Rule.